December 1, 2020

Via EDGAR Submission

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Margaret Schwartz
Lisa Vanjoske
Tracey McKoy

Re:	Silverback Therapeutics, Inc.
Registration Statement on Form S-1
Filed November 10, 2020, as amended
File No. 333-250009

Dear Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as the representatives of the several underwriters, hereby join in the request of Silverback Therapeutics, Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 p.m. Eastern Time on December 3, 2020, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, we, as the representatives of the several underwriters, wish to advise you that between November 30, 2020 through the date hereof we have distributed approximately 3,961 copies of the Company’s Preliminary Prospectus dated November 30, 2020 to prospective underwriters, dealers, institutional investors and others.

We, the undersigned, as the representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

(signature page follows)

Very truly yours,

GOLDMAN SACHS & CO. LLC SVB LEERINK LLC STIFEL, NICOLAUS & COMPANY, INCORPORATED

Acting severally on behalf of themselves and the several underwriters

GOLDMAN SACHS & CO. LLC

By:	/s/ Elizabeth Wood
Name:	Elizabeth Wood
Title:	Managing Director, Investment Banking Division

SVB LEERINK LLC

By:	/s/ Dan Dubin
Name:	Dan Dubin, MD
Title:	Vice Chairman, Head of Biopharma Investment Banking

STIFEL, NICOLAUS & COMPANY, INCORPORATED

By:	/s/ Sean Cessna
Name:	Sean Cessna
Title:	Managing Director

(Signature Page to Acceleration Request Letter)